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                             August 16, 2021

       Gregory Navone
       Chief Executive Officer
       Galaxy Enterprises Inc. /WY/
       1701 Charles Iam Court
       Las Vegas, Nevada 89117

                                                        Re: Galaxy Enterprises
Inc. /WY/
                                                            Registration
Statement on Form S-1
                                                            Filed July 20, 2021
                                                            File No. 333-258034

       Dear Mr. Navone:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed on July 20, 2021

       General

   1.                                                   We note your statement
on the cover page that    the selling shareholders will sell our
                                                        shares at $0.02 per
share until our shares are quoted on the OTC Markets, and thereafter at prevailing market
prices or privately negotiated prices.    We also note that you reference
                                                        the    OTC Markets
throughout your registration statement. On the cover page and throughout your
prospectus, please clarify which of the three OTC markets (OTCQX,
                                                        OTCQB or OTC Pink) you
intend to seek quotation. Additionally, we note your
                                                        numerous statements
that selling shareholders will sell at a fixed price of $0.02 per share until your shares are
quoted on the    OTC Markets,    and thereafter at prevailing market
                                                        prices or privately
negotiated prices. Please note that the OTCQX and OTCQB
                                                        marketplaces are
considered existing markets for purposes of secondary at the market
 Gregory Navone
Galaxy Enterprises Inc. /WY/
August 16, 2021
Page 2
      offerings, but that accommodation has not been extended to the OTC Pink. Therefore, if your securities are quoted on OTC Pink, selling shareholders must continue to sell at the fixed price identified in your prospectus for the duration of your offering. Please revise your prospectus accordingly.
Directors, Executive Officers, Promoters and Control Persons, page 17

2. Please revise the noted biographies to indicate the dates of the various positions held and projects completed.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Davis at 202-551-4385 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,
FirstName LastNameGregory Navone
                                                            Division of
Corporation Finance
Comapany NameGalaxy Enterprises Inc. /WY/
                                                            Office of Real
Estate & Construction
August 16, 2021 Page 2
cc:       Greg Yanke
FirstName LastName